Exhibit (d)(1)(a)
SCHEDULE 1
TO THE INVESTMENT ADVISORY AGREEMENT BETWEEN FIRST FUNDS AND FIRST FINANCIAL CAPITAL ADVISORS LLC

	Annual Fee as a Percentage of
Name of Fund	Average Daily Net Assets	Reapproval Date
First Caliber Equity	0.92%	May 13, 2004
First Sterling Income	0.70%	May 13, 2004
First Elite Money Market*	0.20%	May 13, 2004

*	The Advisor has engaged Munder Capital Management to act as Sub-Advisor to this Fund.